Enterprise Products Partners L.P.
1100 Louisiana Street, 10th Floor
Houston, Texas 77002

August 3, 2016

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Notice of Disclosure Filed in Exchange Act Quarterly Report Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Enterprise Products Partners L.P. has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the period ended June 30, 2016, which was filed with the U.S. Securities and Exchange Commission on August 3, 2016.  The disclosure can be found beginning on page 81 of the Quarterly Report on Form 10-Q and is incorporated by reference herein.

Sincerely,

/s/ Christopher S. Wade
________________________________________
Name:         Christopher S. Wade
Title: Deputy General Counsel

cc:        A. James Teague
W. Randall Fowler
Bryan F. Bulawa
Michael J. Knesek
Harry P. Weitzel